

Statement of Financial Condition

Marex Securities Products Inc.
December 31, 2025

With Independent Auditor's Report

Marex Securities Products Inc.

Financial Statement

December 31, 2025

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
26-00242

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/04/2024 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marex Securities Products Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

140 East 45th Street, 10th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Bates	212-844-3693	cbates@marex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Filed pursuant to Rule 17a5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, Stephanie Weiss, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marex Securities Products Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Stephanie Weiss

Title: Chief Executive Officer

Eva Vilchez

Notary Public

EVA VILCHEZ
Notary Public, State of New York
No.01VI6310736
Qualified in Kings County
Commission Expires December 14, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2

Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: 1 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

Deloitte.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Marex Securities Products Inc.

Opinion

We have audited the financial statement of Marex Securities Products Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the

aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

March 2, 2026

Marex Securities Products Inc.
Statement of Financial Condition
(In Thousands)
December 31, 2025

Assets		
Cash	$	28,909
Trading assets, at fair value (includes securities pledged of $3,342,729)		3,540,540
Receivable from counterparty		48,854
Receivables from affiliates		451
Other assets		8,294
Total assets	$	3,627,048
Liabilities and stockholder's equity		
Payables to broker-dealers	$	3,077,091
Trading liabilities, at fair value		387,512
Payables to affiliates		20,625
Accrued expenses and other liabilities		7,988
Total liabilities		3,493,216
Commitments, contingencies and guarantees (Note 5)		
Additional paid-in capital		30,000
Retained earnings		103,832
Total stockholder's equity		133,832
Total liabilities and stockholder's equity	$	3,627,048

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of Business

Marex Securities Products Inc. (the "Company") is incorporated under the laws of the State of Delaware. The Company is 100% owned by Marex North America Holdings Inc. ("MNAH" or the "Parent"). The Company is an indirect, wholly-owned subsidiary of Marex Group plc ("MG" or the "Ultimate Parent"), a public limited company incorporated in England.

The Company commenced operations as a Securities Based Swap Dealer ("SBSD") on November 4, 2024 ("Commencement Date") and registered as a security-based swap dealer with the Securities and Exchange Commission ("SEC") on December 27, 2024. As a SBSD, the Company enters into swap derivative contracts with its customers on a principal basis.

A swap derivative contract involves buying or selling the return on an underlying equity security or basket of equity securities. The Company manages its market risk exposure by purchasing or selling short the underlying equity securities of its swap positions. The Company services institutional clients.

2. Significant Accounting Policies

Basis of Accounting

The Company maintains its financial records in U.S. dollars. The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements and the accompanying notes are reasonable; however, actual results could differ materially from those estimates.

Cash

The Company's cash balances are held with a nationally recognized financial institution and exceed the federally insured limit. The Company has not experienced any losses in cash accounts and believes it is not subject to any significant credit risk on cash.

Trading Assets and Liabilities

Trading assets and liabilities and related gains and losses are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Company's financial instruments are reported at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures ("ASC 820"). The estimated fair value of trading assets and liabilities are generally based on quoted market prices.

Certain other financial instruments are recorded at carrying amounts that approximate fair value due to their liquid or short-term nature and generally negligible credit risk. Receivables from customers, payables to broker-dealers and payables to affiliates are not carried at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

Income Taxes

The Company is included in the consolidated tax returns of MNAH. The Company accounts for income taxes on a separate company basis. Income taxes are accounted for under the asset and liability method.

In accordance with ASC 740, Income Taxes ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained upon examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change occurs. As of December 31, 2025, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10, Accounting for Uncertainties in Income Taxes.

Receivable from Counterparty

Receivable from counterparty represents dividend and capital distributions receivable from the Company's equity securities positions.

Payables to Broker-Dealers

Payables to broker-dealers represent amounts arising from securities transactions. The value of unsettled trades between trade date and settlement date is included in payables to broker-dealers.

3. Fair Value Measurements

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1 – Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Examples include highly liquid U.S. government securities, equity securities and listed options.

Level 2 – Assets and liabilities whose values are based on observable inputs, but do not qualify as Level 1 inputs. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. Examples include U.S. government agency and corporate securities.

Level 3 – Assets and liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial assets and financial liabilities are classified as Level 3 if the unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

Equity securities are valued using unadjusted quoted market prices. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.

Derivative contracts are privately negotiated over-the-counter ("OTC") transactions and consist of equity swaps. These instruments are recorded at fair value based on available market data and are classified within level 2 of the fair value hierarchy.

3. Fair Value Measurements (continued)

The following table presents information about the Company's financial assets and financial liabilities measured at fair value as of December 31, 2025, within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Trading Assets:				
Equity securities	$ 3,442,601	$ -	$ -	$ 3,442,601
Equity swaps	-	97,939	-	97,939
	$ 3,442,601	$ 97,939	$ -	$ 3,540,540
Liabilities				
Trading liabilities:				
Equity securities	$ 46,988	$ -	$ -	$ 46,988
Equity swaps	-	340,524	-	340,524
	$ 46,988	$ 340,524	$ -	$ 387,512

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, which are included in the following table. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. The following table presents by fair value hierarchy classification, the carrying values and estimated fair values as of December 31, 2025, of such financial assets and liabilities.

	Carrying value	Estimated fair value hierarchy			Total estimated fair value
		Level 1	Level 2	Level 3	
Financial assets					
Cash	$ 28,909	$ 28,909	$ -	$ -	$ 28,909
Receivable from counterparty	48,854	-	48,854	-	48,854
Receivables from affiliates	451	-	451	-	451
Other assets	8,294	-	8,294	-	8,294
Financial liabilities					
Payables to broker-dealers	$ 3,077,091	$ -	$ 3,077,091	$ -	$ 3,077,091
Payables to affiliates	20,625	-	20,625	-	20,625
Accrued expenses and other liabilities	7,988	-	7,988	-	7,988

4. Derivative Instruments

The Company predominantly enters into derivative transactions to satisfy client needs. The Company's direct exposure to derivative financial instruments relates to equity swaps. The Company's derivatives trading activities expose the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, foreign currency and liquidity risk.

The following table presents the gross derivative positions as of December 31, 2025.

	Derivative Assets		Derivative Liabilities	
	Notional Value	Fair Value	Notional Value	Fair Value
Equity swaps	$ 2,253,949	$ 97,939	$ 1,874,653	$ 340,524

The following table presents the net derivative positions and the related offsetting amounts, as of December 31, 2025. This table does not include the impact of over-collateralization.

	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition	Net amounts included on the Statement of Financial Condition	Amounts not offset on the Statement of Financial Condition (a)	Net amount
Derivative assets, at fair value	$ 97,939	$ —	$ 97,939	$ 97,939	$ —
Derivative liabilities, at fair value	$ 340,524	$ —	$ 340,524	$ —	$ 340,524

(a) Amounts relate to master netting and collateral agreements which are not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20, Balance Sheet Offsetting, but provide the Company with the legal right to offset in the event of default.

5. Commitments, Contingent Liabilities, and Guarantees

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. At December 31, 2025, the Company did not have a reserve for contingencies.

In the normal course of business, the Company may become party to, or be named in lawsuits or similar proceedings. The Company believes, based on its present knowledge, that the resolution of any pending legal proceedings, individually or in the aggregate, would not have a material effect on the Company's statement of financial condition.

6. Related-Party Transactions

At December 31, 2025 the Company has the following outstanding balances with related parties:

Receivables from affiliates:	
Marex North America Holdings Inc.	$ 451
Payables to affiliates:	
Marex Services Inc.	$ 14,117
Marex Capital Markets Inc.	5,445
Marex Financial	1,061
Other	2
	$ 20,625

In the normal course of business, the Company enters into equity prime brokerage transactions with affiliated brokers to manage the market risk exposure from its equity swap positions.

The Company utilizes prime brokerage accounts at these affiliated brokers to execute and clear transactions in equity securities. The affiliate brokers extend margin to the Company which is secured by the Company's holdings of equity securities.

Included in payables to broker-dealers is $3,010,723 payable to Marex Financial ("MF"). At December 31, 2025, the Company had $3,283,392 of equity securities pledged to MF.

Included in payables to broker-dealers is $66,368 payable to Marex Capital Markets Inc. ("MCM"). At December 31, 2025, the Company had $59,337 of equity securities pledged to MCM.

6. Related-Party Transactions (continued)

The Company has entered into expense sharing and transfer pricing agreements with various related parties, which provide control, support and facilities services. Marex Services Inc. ("MSI") directly pays for most of these services and allocates a percentage of the related costs to the Company.

The Company is included in the consolidated tax returns of MNAH. For the period ended December 31, 2025, the Company made tax payments to affiliates of $39,774.

7. Employee Benefit Plans

Substantially all employees of the Company are covered by MSI's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

8. Taxation

The Company's financial statements recognize the current income tax consequences that result from the Company's activities during the current period as if the Company were a separate company taxpayer rather than a member of MNAH's consolidated income tax group.

As of December 31, 2025, the Company had no deferred tax asset or liability. The Company accrues income taxes at the enacted statutory rate. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relate to permanent items for state and local taxes.

The Company has analyzed its tax positions with respect to the applicable income tax items for the open tax years (three years beginning with fiscal year 2022), in each respective jurisdiction including New York, New York City and Illinois, and determined no material tax liabilities existed as of December 31, 2025. MNAH is not under any federal or state tax audit at this time.

9. Net Capital Requirements

As a registered securities-based swap-dealer not using models, the Company is subject to the SEC's Net Capital Rule 18a-1 ("Rule 18a-1"). The Company computes its net capital under the standard method permitted by Rule 18a-1. The Company is required to maintain net capital that is equal to the greater of $20,000 or 2% of the Company's risk margin amount. At December 31, 2025, the Company's net capital was $128,025 which exceeded the minimum requirement by $108,025. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of Rule 18a-1.

10. Subsequent Events

The Company has evaluated events subsequent to December 31, 2025 through March 2, 2026, the date on which these financial statements were issued and has determined that there were no subsequent events requiring adjustment or disclosure in these financial statements.